UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2025 Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

August 1, 2025

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President and Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (Prime Market of Tokyo Stock Exchange)

Notice regarding Progress of Repurchase of Our Common Stock

(Repurchase of our common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and the Articles of Incorporation of Mizuho Financial Group, Inc.)

Mizuho Financial Group, Inc. (“MHFG”) hereby announces the progress of the repurchase of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act of Japan (“Companies Act”) and in accordance with the provisions of Article 459, Paragraph 1 of the Companies Act and Article 47 of its Articles of Incorporation.

(1) Stock repurchased	MHFG common stock
(2) Aggregate shares repurchased	7,560,800 shares
(3) Aggregate repurchase price	¥31,391,993,300
(4) Repurchase period	July 1, 2025 to July 31, 2025 (trade date basis)
(5) Repurchase method	Market purchase utilizing trust method

(Reference)

1.	Outline of the resolution of the meeting of the Board of Directors regarding the repurchase of common stock (May 15, 2025)

(1) Stock to be repurchased	MHFG common stock
(2) Aggregate shares to be repurchased	Up to a maximum of 40,000,000 shares
(1.6% of total shares outstanding excluding treasury stock as of March 31, 2025)
(3) Aggregate amount of repurchase price	Up to a maximum of ¥100,000,000,000
(4) Repurchase period	From May 16, 2025 to August 31, 2025
(5) Repurchase method	Market purchase utilizing trust method

2.	Aggregate number of shares and amount repurchased pursuant to the above resolution as of July 31, 2025

Aggregate number of shares repurchased	18,014,500 shares
Aggregate amount repurchased:	¥72,349,068,400

End of document

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. Factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.